EXHIBIT B


[LOGO OF KOOR INDUSTRIES LTD.]
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                                                      OFFICE OF LEGAL COUNSEL
                                                      21 Ha'arba'a Street
                                                      Tel Aviv 64739
                                                      Israel
                                                      Tel:  972-3-6238420
                                                      Fax: 972-3-6238425

                                                      June 21, 2000

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
The Securities Authority           The Tel Aviv Stock Exchange      The Registrar of Companies
22 Kanfei Nesharim St.             54 Ahad Ha'am St.                97 Yafo St.
Jerusalem 95464                    Tel Aviv 65202                   Jerusalem 91007
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Fax: 02-6513940                    Fax: 03-5105379
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Dear Sirs,


RE: IMMEDIATE REPORT (NO. 42/2000) REGARDING THE NOMINATION OF A DIRECTOR (NOT AN INDEPENDENT DIRECTOR) KOOR INDUSTRIES LTD.
     (COMPANY NO. 52-001414-3)
     -------------------------

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
1.    Name:                                                    Mr. Hemi Peres

2.    Date of Nomination:                                      June 19, 2000

3.    ID No.:                                                  05-536630-6

4.    Date of Birth:                                           July 17, 1958

5.    Citizenship                                              Israeli

6.    Residential Address:                                     15 Hayovel St., Ra'anana

7.    Education:                                               Academic.

8.    Occupation/s over last five years:                       Director - partner in the Polaris Fund,
                                                               Director - manager in the Mofet Fund.

9.    Companies in which she serves as or has served
      as a director over the past five years:                  WebGlide, Orckit Communications, Aladdin
                                                               Knowledge Systems, Audiocodes, Mercado
                                                               Software, Cognitens, Mysticom.

10.   Whether an Employee of the Company,
      or Subsidiary or an Affiliate,
      or an Interested Party therein:
      (If an Employee of the Company, or
      a subsidiary or Affiliate, or of an Interested           Not employee of the Company or its
      Party in the Company, full details thereof:)             subsidiaries or its affiliate.


11.   Whether a Near Relative of another Interested
      Party in the company: If the Director is a near
      relative of another Interested Party in the Company,
      full details thereof:                                    Not relative.

12.   Whether the Director holds shares and Convertible
      Securities in the Company, a subsidiary, or an
      affiliate. Details of shares and convertible
      securities held in the company, a Subsidiary,
      or an Affiliate thereof:                                 Does not hold.

13.   This report has been transferred by fax.
      To:  The Securities Authority  -    02-6513940           date:  6/21/2000 time: 8:40 a.m.
      To:  The Tel Aviv Stock Exchange Ltd. - 03-5105397       date:  6/21/2000 time: 8:40 a.m.
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                                                        Yours Sincerely,

                                                        Shlomo Heller, Adv.
                                                           Legal Counsel